Exhibit 2.1

Huntwicke Capital Group Share Agreement

Phalanx Partners, LLC	November 1st, 2016

7 Grove Street, STE 202

Topsfield, MA 01983

Huntwicke Capital Group, Inc.

6 Park Street

Topsfield, Mass 01983

Re: Exchange of HCGI shares.

To whom it may concern:

This letter formalizes the agreement that Huntwicke Capital Group, Inc. agrees to transfer 96,199 shares of HCGI at $7 per share to Phalanx Partners in return for:

1.       All of Phalanx's interests in Huntwicke Securties, LLC and Huntwicke Advisors, LLC of the business located in Topsfield, Mass. Phalanx Partners, LLC agrees to take on all risk and reward of HCGI stock as of this date and moving forward. The parties agree that the transaction is final. In the unlikely case that regulatory agencies fail to approve of the ownership changes per Finra guidelines, the transaction may be revised at that time consistent with their guidance.

2.       Seller agrees to keep all information about the Company, its products and services which he has learned during the course of his membership therein ("Confidential Information") strictly confidential. Seller will not disclose any Confidential Information to a third party, or use any Confidential Information for any purpose, at any time. Seller will promptly, but in no event later than 15 days after the execution and delivery of this Agreement, return to the Company any Confidential Information now in his possession.

3.       By their respective signatures below, each of Seller and Buyer (the "Releasing Party") hereby irrevocably and unconditionally releases the other party and the Company, and their respective successors and assigns, from any action, claim, liability, cause of action, debt, obligation, agreement or promise whatsoever, known or unknown, that the Releasing Party ever had, now have or may now or hereafter have against the other party or the Company, or which the Releasing Party may owe to any of them, from the beginning of the world to and including the date of this agreement, provided that Seller and Buyer duly perform their respective obligations under this Agreement.

4.       This agreement contains our entire agreement on this subject, supersedes any and all prior agreements and understandings, and may not be changed, withdrawn or revoked except by a written instrument signed by all of the parties hereto. This Agreement shall be governed by and construed in accordance with the laws of the State of Massachusetts, and any action, claim or proceeding brought hereunder shall be commenced exclusively in the federal or state courts located in such State.

Please confirm, by signing this letter in the space below, your agreement to the foregoing. Kindly return an original signed counterpart of this Agreement for my records.

Very truly yours,

/s/ Brian Woodland
Duly Authorized
Huntwicke Capital Group, Inc. President

ACCEPTED AND AGREED TO:

/s/ Brian Woodland
Duly Authorized
Phalanx Partners LLC
Managing Partner